SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Heckmann Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422680108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 422680108	Page 2 of 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Pinnacle China Fund, L.P., a Texas limited partnership 20-3358646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,742,449 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,742,449 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,742,449 shares of Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (See Item 4)
12		TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP NO. 422680108	Page 3 of 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Pinnacle Fund, L.P., a Texas limited partnership 75-2512784
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,742,449 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,742,449 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,742,449 shares of Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (See Item 4)
12		TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP NO. 422680108	Page 4 of 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,520,478 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,520,478 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,520,478 shares of Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5% (See Item 4)
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 422680108	Page 5 of 8

Item 1(a).	Name of Issuer:

Heckmann Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

75080 Frank Sinatra Dr.
Palm Desert, California 92211

Items 2(a),	Name of Persons Filing, Address of Principal Business Office and
(b) and (c).	Citizenship:

This Amendment No. 2 to Schedule 13G is being filed on behalf of Pinnacle China Fund, L.P. ("Pinnacle China"), The Pinnacle Fund, L.P. ("Pinnacle") and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 2 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 2 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

422680108

Item 3.	Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:
17,520,478 shares of Common Stock *

SCHEDULE 13G
CUSIP NO. 422680108	Page 6 of 8

	(b)	Percent of class:

Based on 127,655,342 shares of Common Stock of the Issuer outstanding as of November 4, 2008, and 2,403,600 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons, the Reporting Persons hold approximately 13.5%* of the issued and outstanding Common Stock of the Issuer.

	(c)	Number of shares to which such person has:

		(i)	Sole power to vote or direct the vote: 17,520,478 shares of Common Stock *

		(ii)	Shared power to vote or direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 17,520,478 shares of Common Stock *

		(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Pinnacle, Pinnacle China and Barry M. Kitt.  Pinnacle Advisers, L.P. ("Advisers") is the general partner of Pinnacle.  Pinnacle Fund Management, LLC ("Management") is the general partner of Advisers.  Mr. Kitt is the sole member of Management.  Pinnacle China Advisers, L.P. ("China Advisers") is the general partner of Pinnacle China.  Pinnacle China Management, LLC ("China Management") is the general partner of China Advisers.  Kitt China Management, LLC ("China Manager") is the manager of China Management.  Mr. Kitt is the manager of China Manager.  The Common Stock reported in this Amendment No. 2 to Schedule 13G includes an aggregate of 35,580 shares of Common Stock held by Mr. Kitt and his children.  Each of Pinnacle and Pinnacle China expressly disclaim beneficial ownership of all shares of Common Stock beneficially owned by Mr. Kitt and his children.  Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by his children, Pinnacle and Pinnacle China, respectively.  Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by his children, Pinnacle and Pinnacle China, respectively.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

SCHEDULE 13G
CUSIP NO. 422680108	Page 7 of 8

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 422680108	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2009

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner
By:	Pinnacle China Management, LLC, its general partner
By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

THE PINNACLE FUND, L.P.
By: Pinnacle Advisers, L.P., its general partner
By: Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member

/s/ Barry M. Kitt
Barry M. Kitt